

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05003794

February 2, 2005

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/2/2005

Re: International Business Machines Corporation
Incoming letter dated November 26, 2004

Dear Mr. Moskowitz:

This is in response to your letters dated November 26, 2004 and January 20, 2005 concerning the shareholder proposals submitted to IBM by Fred S. Strauss. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB - 3 2005
1083

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Fred S. Strauss
630 Fifth Avenue
Suite 2263
New York, NY 10111

IBM

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

November 26, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Square
Washington, D.C. 20549

Subject: IBM Stockholder Proposal of **Mr. Fred S. Strauss**

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this request letter together with a stockholder proposal (the "Proposal"), attached as Exhibit A hereto, which was submitted to the International Business Machines Corporation (the "Company" or "IBM") by Mr. Fred S. Strauss (the "Proponent"). The Proponent, who, for many years, has complained about the fact that the Company cut its dividend in 1993, and has sought for the Company to increase its dividend to its pre-cut level, now proposes

> **"that the officers and directors responsible for this reduced payout be treated just like the shareholders and have their pay reduced to the level prevailing in 1993 when this change occurred."**

IBM believes that the Proposal can properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 26, 2005 (the "2005 Annual Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED *IN ITS ENTIRETY* UNDER RULE 14a-8(i)(3), AS CONTRARY TO THE PROXY RULES, INCLUDING RULE 14a-9, WHICH AMONG OTHER THINGS PERMITS THE EXCLUSION OF A PROPOSAL SO VAGUE AND INDEFINITE THAT NEITHER THE STOCKHOLDERS VOTING ON THE PROPOSAL NOR THE COMPANY IN IMPLEMENTING THE PROPOSAL (IF ADOPTED) WOULD BE ABLE TO DETERMINE WITH ANY REASONABLE CERTAINTY EXACTLY WHAT ACTIONS OR MEASURES THE PROPOSAL REQUIRES.

Rule 14a-8(i)(3) permits a company to exclude a proposal if the proposal or the supporting statement violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In particular, companies, faced with proposals like the instant one, have successfully argued that proposals may be excluded in ***their entirety*** if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See U.S. Securities and Exchange Commission, Division of Corporation Finance, Staff Legal Bulletin Number 14B, Shareholder Proposals (September 15, 2004), where the Division recently clarified its interpretative position with regard to the continued application of rule 14a-8(i)(3) to stockholder proposals which remain hopelessly vague and indefinite.

Although the Proposal might seem simple at first blush, upon inspection, it can be seen as subject to multiple interpretations, and once carefully studied, is hopelessly confusing and unclear. As such, we assert it is subject to outright exclusion under the proxy rules as vague and indefinite. As noted earlier, in the instant case, the Proponent has had a long history of communications with IBM about the amount of our common stock dividend. The Proponent remains upset, both that the Company reduced its dividend in 1993, and that the amount of the dividend payout continues to remain below what it was prior to 1993, despite regular annual increases of such dividend. The instant Proposal is no more than another transparent attempt to incent the Company to restore the dividend payout level to where it was before it was reduced in 1993. As the Proponent writes in the first sentence of his Proposal letter:

> "On several occasions, I have written to you and complained that the dividend paid to shareholders is still way below what we received twelve years ago.
>
> During the same period of time, directors and officers have received increased remuneration.
>
> At the current rate of annual increases of the dividend, it will take five or more years or longer just to get back to where we were in 1993.
>
> I am, therefore proposing **that the officers and directors responsible for this reduced payout be treated just like the shareholders and have their pay reduced to the level prevailing in 1993 when this change occurred**."

The actual Proposal, quoted in the last paragraph immediately above, is in reality quite confusing, since it can be interpreted in ***at least three (3) different ways***, with each interpretation giving rise to vastly different results. As we will show below, the Proposal clearly cannot pass muster under Rules 14a-8(i)(3) and 14a-9 and should be excluded in its entirety as vague and indefinite. See General Electric Company (January 23, 2003) (proposal seeking cap on "salaries and benefits" of one million dollars for GE officers and directors excluded in its entirety under rule 14a-8(i)(3) as vague and indefinite); International Business Machines Corporation (January 10, 2003)(proposal requiring two nominees for each "new member" of the board excluded under rule 14a-8(i)(3) as vague and indefinite); The Proctor & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the stockholders nor the company would know how to implement the proposal); Philadelphia Electric Company (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of stockholders because "the proposal is so inherently vague and indefinite" that neither the stockholders nor the company would be able to determine "exactly what actions or measures the proposal requires"); NYNEX Corporation (January 12, 1990) (permitting omission of a proposal relating to noninterference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal"); Joseph Schlitz Brewing Company (March 21, 1977). As with each of the letters cited above, the Company also submits that the instant Proposal is woefully vague and indefinite, and should be excluded from our 2005 proxy statement.

There are multiple interpretative problems with the instant Proposal. In the first place, although the Proponent is clearly targeting IBM Officers and Directors, the Proposal does not state, and we don't know, *which* officers and directors should "have their '*pay*' reduced." (emphasis added)

Who are the "***responsible***" officers and directors? The Proposal can be read in *at least* three ways:

A. Is the Proposal suggesting that we reduce the pay of IBM's ***current*** officers and directors to 1993 levels because *they* are the officers and directors now "responsible" for the reduced dividend payout? **or**

B. Is the Proponent suggesting that the Company reduce the pay of the IBM officers and directors who held such officer and director positions in 1993, as the "responsible" ones for initially implementing the "reduced payout"? **or**

C. Is the Proponent suggesting that we hold "responsible" and reduce the pay of all officers and directors who have served on and after 1993 (i.e., past and present) -- irrespective of where they were and what positions they held in 1993 -- based upon the Proponent's intense focus on the fact that the dividend payout, having been reduced in 1993, *still remains "way below" the 1993 payout level*, and, in his words, "*will take five or more years or longer just to get back to where we were in 1993*?"

In short, we don't know which officers and directors to hold "**responsible for this reduced payout**" and, as a result, we can't determine which of these three (3) different interpretations may be the correct one. Although there may be still other ways to interpret the Proposal, we can see and will outline at least ***three*** (3) different ways to read this Proposal, but we have no way to interpret the intent of the Proponent with any degree of certainty, and such intent cannot be gleaned anywhere from the language of Proposal or the preamble thereto. Moreover, if IBM -- as the entity most familiar with the instant situation with this Proponent, having studied the Proposal in light of the Proponent's long-standing history with the Company -- finds the Proposal hopelessly vague and indefinite, we respectfully suggest that IBM stockholders at large, faced only with the stark and confusing language of the Proposal, would also be hopelessly confused if they ever had to interpret, vote upon, and/or suggest the proper implementation of such submission. As a result, the entire Proposal should properly be excluded under Rules 14a-8((i)(3) and 14a-9.

In this connection, the U.S. District Court, in the case of NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992)("NYCERS"), stated:

> the Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote.

The very same problem associated with the NYCERS proposal also exists with the instant submission. For the convenience of the staff, the Company has set forth below a discussion of three (3) different alternative readings of the Proposal, which readings only serve to highlight the confusion over the Proposal's intended scope. As such, the Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

A. The Proposal can be read to have IBM reduce the "pay" of the Company's current officers and directors, inasmuch as IBM's current officers and directors are the ones in position to raise the dividend to 1993 levels, yet have failed, despite multiple requests from the Proponent, to do so.

Under this first reading of Proposal, the Proponent would have the Company reduce the pay of the Company's current officers and directors, because such current officers and directors have not heeded the Proponent's demands to restore the dividend to its original amount, notwithstanding his multiple letters to the Company admonishing us to increase our dividend. Since it is the current group of officers and directors that are involved in corporate decision-making under this reading, the Proponent may, through the filing of this stockholder proposal, be seeking to induce such decision makers to see things his way, or pay a financial penalty (in the form of reduced "pay") for their failure to do so. In this connection, the Company's current Board of Directors retains exclusive jurisdiction over the amount of the Company's dividend. In this connection, Article Four of the Company's Certificate of Incorporation provides, in pertinent part, that stockholders:

> "shall be entitled to receive such dividends...as may from time to time be declared *by the Board of Directors*." (emphasis added)

Since Article Four of our Certificate of Incorporation places matters relating to the Company's dividend within the province and discretion of the Company's *current* Board of Directors, the Proponent could be seeking to penalize those directors, as persons with both the jurisdiction and ability to effect the desired dividend increase, for their collective failure to adhere to the Proponent's demands. In effect, since IBM's current Directors have not increased the dividend in an amount sufficient to satisfy the Proponent, he could be seeking for IBM stockholders to vote on having the Company reduce the "pay" of such current directors to the level prevailing in 1993.

But if it is the "pay" of the Company's *current* directors and officers that the Proponent seeks to roll back to 1993 levels, multiple additional interpretative problems abound. As will be shown, ***infra***, it is both incorrect as well as facile to assume that such a task can be lawfully accomplished, given the fact that both our Officer and Director personnel, as well as their respective "pay" and other compensatory benefits, have changed over the years.

1. Multiple Personnel Changes since 1993 (*Current* Officers and Directors)

In this case, the very personnel who hold the positions of IBM directors and officers have changed multiple times since 1993, and we don't know which officers and directors whose "pay" the Proponent now seeks to reduce. For illustrative purposes, we are attaching to this letter the following extracted pages from our Forms 10-K and proxy statements listing various IBM directors and officers whom the Proponent may be seeking to target:

Exhibit	**Description**	**Source**
B	1993 Directors	1993 Proxy Statement
C	1993 Officers	1992 Form 10-K
D	Current Directors	2004 Proxy Statement
E	Current Officers	2003 Form 10-K

Under the first reading of the Proposal, with the Proponent's focus on reducing the pay of *current* officers and directors to 1993 levels, it is quite noteworthy, upon a review of Exhibits B, C, D and E -- that only 2 of the Company's current directors were directors in 1993 when the dividend was reduced. Furthermore NONE of the Company's current officers were officers in 1993, and two of our current officers were not even working for IBM at all in 1993. How are we to go about reducing the "pay" of our ***current*** officers and directors to 1993 levels, when nearly all of them weren't in such positions 11 years ago, or were not even with IBM at all back in 1993?

Were this not enough, following the 1993 dividend cut, during the post-1993 tenure of all individuals holding the positions of officers and directors at IBM, the Company has only INCREASED the amount of our dividend, albeit not to the satisfaction of this Proponent. If it is truly the Proponent's intent to penalize IBM's current officers and directors -- the overwhelming number of whom had absolutely no connection to 1993 dividend cut -- such intent is both confusing and misplaced. And, just as we are confused by the Proponent's intent, we are convinced that IBM stockholders at large would be similarly confused -- and mislead -- as to which directors and officers the Proposal is targeting.

2. Elements of "Pay" have Changed since 1993 (*Current* Officers and Directors)

We are also confused over how the "pay" element of this Proposal could ever be lawfully implemented against the Company's current officers and directors. First, how would the Company determine the "1993 levels" of "pay" for the Company's **current** officers and directors? In addition to the fact that the officer and director personnel involved are different from the personnel in place back in 1993 -- [*compare Exhibits B and D for changes in Director personnel, and Exhibits C and E for changes in Officer personnel*] - many elements of the Company's compensation programs have also changed substantially from 1993 to the present time. We have been given no guidance by the Proponent as to what elements of "pay" ought to be included and excluded from the Proposal's scope for purposes of reducing such "pay" to 1993 levels.

a. Director "Pay" (*Current* Directors)

Director compensation is different today from what it was in 1993. For example, in 1993, IBM's outside directors were provided with a separate retirement plan, which plan constituted an integral part of their compensation package. The Company subsequently terminated such retirement plan for directors, and established, following stockholder approval in 1995, a Non-Employee Directors Stock Option Plan. Given these and other changes over the years, if the Proposal is meant to have the Company roll back director "pay" to 1993 levels, does this mean we would have to look back to 1993, determine what "pay" was available or accrued as of such date for our directors, and provide that amount of "pay" in the same form to our ***current*** directors? If so, does that mean we would have to reestablish the retirement plan for our **current** directors, even though all of our current directors are not otherwise eligible for, and cannot participate in such retirement plan? On the other hand, if this is not the intent of the Proposal, and we would not have to recreate the precise pay package which was available for directors back in 1993, how would the Company go about providing equivalent benefits to our directors for "pay" we would have to eliminate -- such as the stock option plan, which plan did not even exist in 1993? In particular, if "pay" were to be rolled back to 1993 levels, would the Company be expected to rescind all stock option grants, since we had no director stock option plan in 1993? Aside from the fact that implementation would be both unlawful and beyond the power of the Company to implement, see Arguments II, III and IV, ***infra***, the Proposal is hopelessly confusing. We simply don't know how to interpret or implement this Proposal. And, needless to say, if after having studied this Proposal, we are hopelessly confused by the Proposal's inherent vagueness, IBM stockholders trying to discern the intent and application of this Proponent would be similarly confused. As such, the Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

b. Officer "Pay" (*Current* Officers)

The Proponent's desire to roll back IBM officer "pay" to 1993 levels carries with it similar interpretative infirmities as well as illegalities. In addition to the fact that elements of compensation have changed, so too have the IBM personnel holding the officer positions the Proponent is targeting. As noted earlier, in addition to the fact that none of IBM's current officers held such positions in 1993 [***see and compare Exhibits C and E***], at least two of our current officers were not even working ***at all*** for IBM in 1993. How should the 1993 "pay" for these people be determined? By reference to their "pay" at their 1993 employers? Is the Proponent suggesting we go back to their 1993 employers and find out how much their "pay" was, and adjust their "pay" to what their 1993 employers were paying them? Or, since "pay" can just as intelligently be read to include all elements of compensation, since these people worked at different companies with different compensation packages, might the Proponent also be suggesting that we go back and seek information from their other employers about their ***total*** compensation packages in 1993? If their ***total*** compensation is not to be considered, what elements of compensation would the Proponent have us consider? What if these persons made *more*, either in base pay, or in total compensation in 1993 than they do here currently? Should the "pay" of such persons be increased? If not, should their "pay" be decreased? Perhaps "pay" could be determined by reference to the "pay" of the persons ***in IBM*** who, in 1993, held the same or similar positions. We don't know, and again we have no answers to the multitude of questions the Proposal raises.

Were this not confusing enough, for both IBM officers as well as rank and file IBM employees, the Company has changed, and compensation packages have not remained static over the years. If the Proposal is meant to apply to the *current* IBM officers (again, none of whom were IBM officers in 1993), and if these officers' pay is to be **"reduced to the level prevailing in 1993,"** how would the Company properly determine what items of compensation should go into the "pay" calculation for such persons? Would both "base" compensation as well as the officer's "incentive" compensation be considered part of "pay"? We don't know.

How would the Company handle the "pay" for those IBM officers who worked in 1993 under a commissioned sales plan? Would such commissions be considered part of their "pay"? And, if the commissions for such persons resulted in their receipt of a ***greater*** amount of "pay" in 1993 than the current officer's compensation, would those persons who are now IBM officers receive *increases* rather than decreases in their "pay"? We simply don't know and the Proponent has provided us with absolutely no guidance.

Stock options raise other unanswered issues. The grant of a stock option constitutes an important element of an officer's total compensation package (i.e., "pay" in the Proponent's parlance). The value of stock options fluctuate, depending on the market price of the underlying stock. With stock options, how could the Company ensure that the "pay" for an IBM officer was reduced to the level prevailing in 1993? Would we be expected to prevent an officer from exercising a lawfully vested stock option? If we can't prevent the exercise of a vested stock option, how could we lawfully cap the profit that might otherwise be gleaned upon exercise of the stock option? We don't know. In addition to the illegalities associated with these type of "pay" issues raised by the Proposal, See Arguments II and III, ***infra***, we just don't know how we would be able to go about implementing something like this. Indeed, the Proposal raises many more questions than it answers. We submit that if the Company has this much difficulty interpreting the Proposal, IBM stockholders at large would also be hopelessly confused. Indeed, neither the Company nor IBM stockholders at large should have to interpret, let alone try to implement such a vague and indefinite Proposal. As such, the entire Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

3. Time Frame for Implementation (*Current* Officers and Directors)

We are also confused over the time frame under which the Proponent's reduction in "pay" would, if implemented, remain in effect. Again, the Proposal has provided us with no definitive guidance. The Proponent's oblique reference to the dividend is of no real assistance either. In his words:

> "at the current rate of annual increases of the dividend, it will take *five more years or longer* just to get back to where we were in 1993." (emphasis added).

What is the Proponent getting at here? Does the "five more years or longer" period stated by the Proponent also provide us with some timing element for the putative "pay" reduction? That is to say, is the Proponent suggesting that once the dividend is restored to its 1993 level, the "pay" reduction would be rescinded? Or, does the Proponent intend that the "pay" reduction be permanent? Again, we don't know, and the Company should not properly have to make so many assumptions on these issues, as we would be engaging in pure speculation. Similarly, IBM stockholders should not be made to speculate on such matters. As such, the Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

4. Post - Reduction Increases in "Pay" *(Current* Officers and Directors)

If there is not to be permanent reductions in "pay," the Proponent has also failed to provide us with any guidance over whether any interim increases in "pay" would be permitted for the affected IBM Officers and Directors following the putative "pay" reduction. In this connection, we wonder whether any "pay" increases would be allowed, or whether the "pay" would remain frozen forever? If interim "pay" increases are to be allowed, how should the Company handle them and what should the amount of any permitted "pay" increases be gauged by? Should increases in officer and director "pay" parallel the increases that may be made to the Company's dividend? The consumer price index? Some other yardstick? As before, neither the Company nor IBM stockholders at large should be made to speculate, or otherwise make so many assumptions about this vague Proposal, including, without limitation, any details regarding the reduction in "pay" called for by the Proposal. As such, the Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

B. The Proposal can also be read to have IBM reduce the "pay" of only those officers and directors who held such officer and director positions in 1993 (hereinafter, the "1993 Officers and Directors")-- the year when the amount of the dividend payout was cut -- as the Proponent can be seen as viewing these particular 1993 Officers and Directors as the ones "responsible for this reduced payout."

A second and equally plausible reading of the Proposal has the Proponent targeting only the IBM Officers and Directors who actually cut the dividend in 1993, by reducing the "pay" of these 1993 Officers and Directors for their actions.

In the Proponent's words:

> **"the officers and directors responsible for this reduced payout be treated just like the shareholders and have *their* pay reduced to the level prevailing in 1993 when this change occurred."**

The Proponent's use of the two phrases "***responsible for this reduced payout***" and "***when this change occurred***" provide some support for this second interpretation of the Proposal, inasmuch as these phrases may well indicate a more directed focus by the Proponent on the *very* IBM officers and directors who held such positions in 1993. These persons could be the ones, in the Proponent's mind, as those involved in the initial decision-making to cut the dividend, and in the Proponent's words, ***"the officers and directors responsible for this reduced payout,"***

The Proponent may well seek to brand and censure only the 1993 Officers and Directors. Yet, if the 1993 Officers and Directors are to be the only ones targeted under the Proposal, and the reduction in "pay" be made applicable only to such 1993 Officers and Directors for reducing the dividend, substantial questions -- as well as additional unresolved issues -- abound, for which the Proposal again provides no guidance. As in the first alternative reading, under which the Proposal was interpreted as applying to ***current*** IBM Officers and Directors (Subsection IA of this letter, *supra*), we are equally confused and perplexed over how to apply the Proposal to the 1993 Officers and Directors. And, if IBM, having studied this Proposal and its multiple interpretations, is confused and perplexed, we believe that IBM stockholders at large would be too, as our stockholders, however intelligent they may be, are necessarily not at all familiar with the Proponent and his underlying intent, which simply can't be gleaned from the Proposal. Set forth below are some of the problems and issues we see, which are not subject to clear interpretation or resolution under this second interpretation of the Proposal.

Under this second interpretation, if the Proponent would have the Company reduce the pay of the Company's 1993 Officers and Directors -- because such officers and directors were the ones responsible for the cut in the dividend -- and penalize such individuals for their action -- the overwhelming number of which Officers and Directors have now left IBM -- a variety of ***different*** problems arise. As noted above, none of the 25 IBM Officers from 1993 are still with the Company, and only 2 of the 18 IBM Directors from 1993 remain on our Board. Those 1993 Officers and Directors who left IBM have all retired, and at least one of them has since died.

If it is the "pay" of these 1993 Officers and Directors that the Proponent wants to cut, **by having "their pay reduced to the level prevailing in 1993,"** multiple interpretative problems exist. As will be noted in Arguments II and III, *infra*, it is wholly incorrect to assume that such a task could even be accomplished lawfully, given that such 1993 Officers and Directors have legally enforceable contractual rights under various IBM benefit plans, which simply cannot lawfully be changed unilaterally.

1. Present Status of 1993 Officers and Directors ***(1993 Officers and Directors)***

As noted above, all of the Company's twenty-five 1993 Officers and 16 of the 18 IBM Directors from 1993 have left IBM. All who left have retired, and at least one of them is now deceased. If we are to interpret the Proposal to reduce the "pay" of the 1993 Officers and Directors back to 1993 levels -- with the reduction of "pay" necessarily being applicable to affected Officers' and Directors' retirement, stock option and other vested benefits -- any attempt by IBM to unilaterally implement such Proposal would also cause the Company to violate Rule 14a-8(i)(2), inasmuch as such an implementation by IBM would violate the terms and conditions of various preexisting contracts and benefit plans in place with our Officers and Directors, as well as both federal and state laws which govern such contracts and benefit plans. See Arguments II and III, *infra*. However, there are also multiple additional interpretative problems which make this reading of the Proposal equally subject to exclusion as hopelessly "vague and indefinite" under Rules 14a-8(i)(3) and 14a-9.

2. Elements of Pay have Changed ***(1993 Officers and Directors)***

As with the current IBM Officers and Directors outlined earlier, we are similarly confused over how the "pay" element of this Proposal could be implemented for the 1993 IBM Directors, nearly all of whom have left. Even for the 2 IBM Directors who remain in active status, many elements of the Company's compensation have changed from 1993.

While each of the 1993 Officers and Directors received their salaries and other benefits while actively employed, after each Officer and Director left the Company, other forms of compensatory benefits (i.e., "pay" under the Proposal), became available to such persons in accordance with the terms of contracts and plans applicable to them, including the commencement of retirement benefits, and the vesting of stock options. As noted earlier, we have been given no guidance from the Proponent as to what should be included and excluded from the Proponent's definition of "pay" for purposes of reducing the "pay" of these persons to 1993 levels.

a. Director Pay ***(1993 Directors)***

As noted earlier, in 1993, IBM's outside directors received compensation during the term of their service, as well as a separate retirement plan. Both constituted integral parts of their overall compensation package. As such, one could well read the Proposal to include both of these elements as "pay" thereunder. Yet, it is particularly noteworthy that the Company terminated the outside director retirement plan on a going forward basis for directors elected on and after 1995. Directors not in pay status at such time were no longer eligible to receive retirement benefits. For those 1993 Directors who were eligible to retire -- and retired -- under the terms of the plan, such directors retained a legally enforceable contractual right to continue to receive their vested retirement benefits under the terms of that plan. It is axiomatic that these contractual rights would now be violated if IBM were to implement the Proposal and reduce the "pay" of such directors back to 1993 levels. Moreover, the Proponent has failed to consider, let alone suggest how we might go about properly reducing the pay of such directors back to 1993 levels.

For other 1993 Directors who were not in pay status when the retirement plan was terminated, such directors received restricted stock equal to the value of their accrued benefit. Given the passage of time, some of those 1993 Directors who received shares in lieu of retirement benefits have since left the Company without any retirement benefits. If the Proposal is truly meant to have the Company bring "pay" back to 1993 levels, would this mean that we would have to look back to 1993, and reestablish the retirement plan the Company abolished in order to provide such 1993 directors with the pay **"prevailing in 1993"** when the dividend was reduced?

Furthermore, if we were to implement the Proposal, how would we deal with the 1993 directors who received stock in lieu of their accrued retirement benefits? Would those directors have to return the stock? What if they disposed of such stock? The Proponent has provided no guidance on this matter. As with our discussion of the application of the Proposal to our *current* directors, supra, we again submit that the Proposal is utterly unclear and unworkable. Indeed, the Proposal's inherent vagueness provides ample rationale for its outright exclusion under Rules 14a-8(i)(3) and 14a-9.

b. Rolling Back 1993 Officer Pay ***(1993 Officers)***

The Proponent's desire to roll back IBM Officer "pay" to 1993 levels carries with it similar interpretative difficulties for the 1993 Officers. (See Exhibit C) Inasmuch as all of the 1993 Officers have, by now, left the Company, together with whatever benefits were lawfully due them, the instant attempt to reduce the "pay" for our 1993 Officers "to the level prevailing in 1993" also raises a host of additional questions without answers.

As noted earlier, compensation for our employees has undergone multiple changes over the years. As IBM employees, each of the 1993 Officers was provided with various benefits. How does the Proponent propose to have us reduce the benefits (i.e. "pay") of these officers on a *post-facto* basis, back to 1993 levels? If the Proposal is truly meant to apply only to the *1993* IBM Officers (none of whom remain with the Company), and if the Proponent wants us to reduce the "pay" of such Officers to 1993 levels, is the Proponent also suggesting we recalculate their retirement and other benefit accruals retroactively? (i.e., as of 1993)? If we do so, how would we handle any post-1993 service? Are we to compensate or otherwise credit such Officers for any additional (post-1993) service? If so, how? As many of these now retired Officers worked for IBM after 1993 before retiring -- and accrued additional vested benefits under our retirement and other plans -- the mere suggestion to unilaterally roll back their "pay" to 1993 levels would clearly be unlawful; ***see*** Arguments II and III, *infra*.

In addition to being unlawful, as before, the Proponent has provided us with no implementation guidance. IBM again submits that if the Company has such difficulties interpreting such an ill-conceived Proposal, IBM stockholders at large would also be hopelessly confused. Indeed, neither the Company nor IBM stockholders should have to interpret, let alone vote upon, such a vague and indefinite Proposal. As such, the Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

3. Implementation time frame / Interim Adjustments ***(1993 Officers and Directors)***

Just as with the potential interpretation of the Proposal applying to ***current*** IBM Officers and Directors, discussed earlier, we also have many of the same unanswered questions for the ***1993 Officers and Directors***. We have been given no guidance for any time frame under which the reduction in "pay" would remain in effect. While the overwhelming majority of the 1993 Officers and Directors have left IBM, with their "pay" being otherwise fixed, two 1993 Directors remain active on the Board. Does the Proponent seek only for their "pay" to be reduced, leaving other IBM directors unaffected? If so, how long would their cut in "pay" stay in effect? We don't know.

And, as with the Current IBM Directors, would the Proposal permit interim increases in "pay" for the two affected 1993 Directors who still remain on the Board? If so, what yardstick should we use to determine the amount of any pay increases for the two directors the Proponent appears to want to penalize? As before, is the Proponent suggesting that once the dividend is restored to its 1993 level, the "pay" reduction for these two 1993 Directors would be rescinded? We don't know, and neither IBM nor our stockholders should be made to speculate on any of such matters. As such, the Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

C. *The Proposal can be also read in a third way: To have IBM reduce the pay of all officers and directors (from 1993 forward), including both past and current officers and directors, since all of the Company's officers and directors could be viewed as collectively "responsible for the reduced payout," because the payout has not yet been restored to the payout amount prior to the cut, and because, in the Proponent's view,* "it will take five more years or longer just to get back to where we were in 1993."

The Proposal can be interpreted in yet a third way. As noted above, this third reading of the Proposal, if implemented, would hold ***all IBM Officers and Directors (i.e., those holding these positions from 1993 forward)*** collectively responsible for the reduced dividend payout, irrespective of when they worked in such capacities for IBM on and after 1993, and irrespective of whether such IBM Officers and Directors are still employed by the Company. Note that this third potential reading of the Proposal would cover all persons who were IBM Officers and Directors on and after the date of the dividend cut, including *not only* those Officers and Directors who have since retired, or otherwise left the Company, *but also* those Officers and Directors who joined the Company **after** the 1993 dividend cut.

The rationale for this ***third*** potential interpretation of the Proposal may be gleaned from the text of the Proposal, since all of these persons have, at some time on or after the date of the 1993 dividend cut, worked as an IBM Officer or Director, and during this period of time, the Proponent received lower dividends than he received prior to the 1993 dividend cut. Because the quarterly dividend *still* remains lower on a per-share basis than the original per share dividend payout prior to the 1993 cut, this interpretation of the Proposal -- to penalize ***all*** IBM Officers and Directors who served during this time frame (and continue to serve) -- can be supported inasmuch as they are all, in some way, "responsible for this **reduced payout**."

Needless to say, this third interpretation of the Proposal carries with it all of the problems and unresolved issues discussed earlier in our analysis under both Argument IA, dealing with the Company's ***current*** Officers and Directors, as well as Argument IB, dealing with the Company's ***1993*** Officers and Directors, which arguments won't be repeated here.

Yet, there are additional anomalies associated with this third interpretation of the Proposal. Under this third reading, the Proponent is also targeting individuals under whose tenure the actual amount of the dividend only ***increased***. In this connection, and as the Proponent well knows, following the 1993 cut in the Company's dividend to the present time, the amount of the Company's dividend has increased, not decreased, and during this same period of dividend increases, some Directors and Officers have joined the Company, and others have left. The IBM Officers and Directors caught in the Proponent's dragnet under this reading, who are not otherwise described in our earlier analysis, will be referred to for convenience as the "*Interim* Officers and Directors."

One example illustrating the utter infirmity of the Proposal's application to Interim Officers and Directors is its application to one such Interim Officer, our own former general counsel, who joined IBM in 1995 and retired in 2002. During his tenure, the common stock was split twice (in 1997 and 1999), and the amount of the dividend increased over 100%, going from $0.25 per share to the pre-split equivalent of $0.56 per share. Yet, under this third reading of the Proposal, the Proponent would have the Company reduce the "pay" of such Interim Officer to "the level prevailing in 1993," *two years **before*** he even began employment at IBM.

There are a variety of other interpretation and implementation problems associated with this third alternative. Moreover, although Interim Officers and Directors served during a period in which the Proponent received less cash than he received on a per share basis before the 1993 dividend cut, since the amount of the Company's dividends has consistently increased since the 1993 dividend cut, we believe IBM stockholders at large reading this Proposal under this third reading would be utterly confused and misled, both as to its interpretation and its application, particularly as to the Interim Officers and Directors. As with both of the two alternative readings outlined earlier, we maintain that the Proposal is hopelessly vague and indefinite. As such, we conclude that placing the Proposal in our proxy statement would be violative of both Rule 14a-8(i)(3) and Rule 14a-9.

In sum, there are multiple ways to interpret this Proposal. It can be read to apply to ***Current*** Officers and Directors, ***1993*** Officers and Directors, and/or ***All*** Officers and Directors serving from 1993 forward, including ***Interim*** Officers and Directors. It can also be read in other ways we have not outlined here. As noted above, the application of the Proposal to each of the groups we have described leads to vastly different (and confusing) results. Clearly, neither IBM stockholders nor the Company should have to wonder how the text of the instant Proposal ought to be interpreted or implemented. Over the years, there have been many situations in which the staff has granted no-action relief to registrants with proposals which were similarly infirm. In this connection, the Commission has found that proposals may be excluded where they are:

> so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See Philadelphia Electric Company (July 30, 1992).

The staff's response above applies with full force to the instant Proposal. The courts have also supported such a view, quoting the Commission's rationale:

> it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail. Dyer v. Securities and Exchange Commission, 287 F. 2d 773, 781 (8th Cir. 1961).

In the case of NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992)("NYCERS"), the court stated:

> the Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote.

We do not believe the NYCERS standard has been met in this case. As such, we believe the Proposal is subject to omission in its entirety under Rules 14a-8(i)(3) and 14a-9.

II. THE PROPOSAL CAN ALSO BE OMITTED AS TO *BOTH* IBM OFFICERS AND DIRECTORS UNDER RULE 14a-8(i)(2) BECAUSE, IF IMPLEMENTED, WOULD REQUIRE THE COMPANY TO VIOLATE STATE LAW PROVISIONS GOVERNING THE EXERCISE OF RIGHTS AND OPTIONS UNDER THE COMPANY'S STOCK OPTION PLANS, THUS ALSO MAKING IT IMPOSSIBLE FOR THE COMPANY TO LAWFULLY IMPLEMENT UNDER RULE 14a-8(i)(6).

The Company firmly believes that exclusion of the Proposal under Rules 14a-8(i)(3) and 14a-9 is proper. Rule 14a-8(i)(2), however, provides another independent basis for its omission. Such rule permits omission of a proposal where the proposal, if implemented, would require IBM to violate any State law or Federal law of the United States, or the law of any foreign jurisdiction to which IBM is subject. IBM's Officers and Directors have received grants of options and other contractual benefits under binding Award Agreements, the terms of which are governed by plans operating under and subject to New York State law. Under any of the three different readings of the Proposal, any implementation which would have IBM unilaterally reduce the "pay" of our officers and directors to 1993 levels would cause the Company to violate the terms of these Agreements now in place with our officers and directors. Rights and options existing under these Agreements include, among other items, non-qualified stock options, incentive stock options and other annual and long-term performance incentive awards. All awards have been properly issued pursuant to Award Agreements which are subject to and governed by the terms of the applicable Plans, which Plans and Agreements are, in turn, governed by New York State law.

It is axiomatic that the ability of a participant to exercise or otherwise receive the benefits of any options or rights due and owing under existing plans is subject to the terms of the respective benefit plan and the Award Agreement, and any unlawful interference by the Company with the ability of a Plan participant to exercise rights and options validly granted under the terms of a plan and Award Agreement would constitute an actionable breach of the terms of the plan and the applicable Award Agreement, in violation of New York State law.

The "pay" rollback aspect of the Proposal can be read to unilaterally inject new conditions into the terms of these plans and Award Agreements. Either the Proponent seeks to ensure that these Plans be read to preclude the exercise of rights and options to the extent the affected Officer or Director would receive amounts exceeding 1993 pay levels, or that the Company somehow limit the ability of affected Officers and Directors from *fully* exercising their rights under the plans and Award Agreements. Any unilateral modification of the terms of these Award agreements under the plans is unlawful, and therefore excludable under Rule 14a-8(i)(2).

In this connection, courts have held that an unlawful interference with an employee's ability to exercise vested rights in similar circumstances constitutes an actionable breach of contract under New York law. See Steranko v. Inforex, Inc., 362 N.E.2d 222, 231-33 (Mass. App. 1977)(applying New York law); Annotation, Rights and Liabilities as Between Employer and Employee With Respect to Employee Stock Option Plans, 96 A.L.R.2d 176 (1964 and 1995 Supp.); Ballard v. El Dorado Tire Company, 512 F.2d 901, 907-08 (5th Cir. 1975)(fulfillment of a contract promise, here to issue stock, is not excused by a condition which the promisor himself causes to happen. Plaintiff entitled to recover for loss of stock he would have earned but for his employer's prevention of his fulfilling the condition necessary to receive such stock). As long as a participant has been granted an Award pursuant to an Award Agreement, and remains in compliance with the terms of the Award Agreement and the applicable plan, the Company cannot lawfully limit the right of such employee to exercise his vested rights and options under such Agreement.

Implementation of the instant Proposal under any of the three readings outlined earlier would require the Company to breach the terms of the plans and Award Agreements -- and New York law -- by preventing, restricting or otherwise interfering with the affected Officers' and Directors' ability to exercise rights under their Award Agreements or to receive benefits otherwise due to them under applicable plans. Such activities would clearly cause the Proposal to run afoul of Rule 14a-8(i)(2). See, e.g. Sensar Corporation (May 14, 2001)(proposal that options for officers and directors be rescinded and reauthorized properly excluded under Rules 14a-8(i)(2) and (i)(6)); BankAmerica Corporation (February 24, 1999)(proposal to rescind stock awards and reduce pensions of identified members of management excluded under Rules 14a-8(i)(2) and (i)(6)); International Business Machines Corporation (February 27, 2000) (proposal relating to terminating and renegotiating CEO's retirement package excluded under Rule 14a-8(i)(2)); International Business Machines Corporation (December 15, 1995)(proposal to set the compensation of the CEO, Vice Chairman and CFO at specified levels determined to violate state law and predecessor to rule 14a-8(i)(2) by breaching existing contracts). See also Whitman Corporation (February 15, 2000)(proposal requiring board to rescind an existing agreement with PepsiCo, Inc., and to demand damages from PepsiCo resulting from implementation of the agreement, properly excluded under Rules 14a-8(i)(2) and (i)(6) because it would cause the registrant to breach an existing contract); Growth Stock Outlook Trust Inc. (March 1, 1990)(proposal that Trust unilaterally revise an investment advisor fee agreement excludable under former Rule 14a-8(c)(6)); Rockwell International Corporation (November 6, 1985). Since the underlying plans and Award Agreements are governed by New York State Law, and the Company cannot lawfully implement the Proposal unilaterally without violating the terms of the plans and Agreements and New York State law, the Company requests that no enforcement action be recommended to the Commission if it excludes the Proposal on the basis of Rules 14a-8(i)(2) and 14a-8(i)(6).

III. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(2) AS VIOLATIVE OF THE REQUIREMENTS OF FEDERAL LAW WHICH BOTH THE COMPANY AND THE IBM RETIREMENT PLAN ARE SUBJECT.

As applied to the Company's Officers, the Proposal seeks to have vested pension benefits reduced to 1993 levels. Such an action would, if implemented, clearly violate the express terms of federal law, specifically the anti-forfeiture and anti-alienation provisions of the Employee Retirement Income Security Act ("ERISA"), 29 U.S.C. 1001 et. seq., as well as those provisions of the Internal Revenue Code (the "Code"), 26 U.S.C. 401 et seq. applicable to qualified plans such as the IBM Retirement Plan.

The terms of the IBM Retirement Plan, a qualified pension plan, are subject to and governed by both the terms of ERISA and the Code, as well as the administrative regulations promulgated by the Department of Labor ("DOL") and the Internal Revenue Service ("IRS"). Pension plans, such as the IBM Retirement Plan, are defined under the law as being for the primary purpose of providing "systematically for the payment of definitively determinable benefits to [its] employees over a period of years, usually for life, after retirement." Internal Revenue Service Reg. 1.401-1(b)(1)(i). Furthermore, the IBM Retirement Plan is a defined benefit pension plan, which carries with it the promise that an employee who fulfills the obligations necessary to qualify for benefits under the plan receives a specific retirement benefit. Id. The instant proposal seeks to have the Company take actions which would expressly violate both the letter and spirit of these laws, as described below. Since implementation of the Proposal would result in a violation of such laws, the Company views Rule 14a-8(i)(2) as providing another adequate basis to omit the Proposal.

The minimum vesting provisions of both ERISA and the Internal Revenue Code require that an employee's right to his normal retirement benefit be "nonforfeitable" on meeting certain age and service requirements, subject to several exceptions not here relevant. See 26 U.S.C. 411(a); 29 U.S.C. 1053(a) [ERISA 203(a)(nonforfeitability provisions)]. Any forfeiture provision in a pension plan, whether or not it is voluntary, is void unless it falls within one of the narrow exceptions set forth in the statute. It does not make any difference whether a forfeiture provision is included in the pension plan agreement itself or entered into outside the agreement. See Bruchac v. Universal Cab Co., 580 F. Supp. 295 (N. D. Ohio 1984) (payment of severance pay in exchange for a waiver of rights is insufficient to defeat the non-forfeiture provisions of ERISA). Pension plans are thus required to provide that an employee's right to his normal retirement is nonforfeitable upon the attainment of normal retirement age in accordance with the terms of the statute, and the IBM Retirement Plan contains such required vesting provisions. Employees who have worked the required time to make their retirement benefits nonforfeitable are said to be "vested" in their accrued benefits. The accrued benefit, in the case of a defined benefit plan, is defined as the "benefit determined under the plan....expressed in the form of an annual benefit commencing at normal retirement age...." 26 U.S.C. 411(a)(7).

Nonforfeitability of vested pension benefits is a hallmark of ERISA. Pursuant to IRS Regulations, a reduction in an otherwise vested benefit constitutes a forfeiture of such benefit. Treas. Reg. 1.411(a)-4(a). Section 411(d)(6) of the Internal Revenue Code and ERISA 204(g), 29 U.S.C. 1054(g)(1) generally prohibit the elimination or reduction of such accrued benefits. Known as the "anti cutback rule," and subject to limited exceptions not relevant here, a retirement plan may not be amended so as to reduce a benefit that has already accrued. To the extent the benefits of affected IBM Officers under the Proposal are fully vested, they are not subject to forfeiture. It is therefore axiomatic that any unilateral reduction in pension benefits suggested by the Proposal would violate each of the above federal statutory provisions.

In analogous situations, courts have uniformly held that a unilateral adoption of an amendment to a plan which is used to defeat or diminish an employee's fully vested rights is not only ineffective, but also arbitrary and capricious. See Pratt v. Petroleum Production Management Inc. Employee Savings Plan & Trust et al., 920 F.2d 651, 660-61 (10th Cir. 1990)(plan amendments allowing an interim valuation of employee's vested interest in employer contribution could not be retroactively applied under ERISA 204(g) to reduce the benefits of a former employee who was fully vested in the Plan); Denzer v. Purofied Down Products Corp. Profit-Sharing & Retirement Plan, 474 F. Supp. 773, 776 (S.D.N.Y. 1979)(plan amendment, adopted after participant's separation, could not be applied retroactively to deprive participant of a right which vested in him under the old plan). The Denzer court reasoned that the plan was an offer of a unilateral contract, and once the plaintiff performed the conditions of that offer, the pension benefits vested and a binding unilateral contract existed which could not be modified without the plaintiff's consent. See Morales v. Plaxall, Inc., 541 F. Supp. 1387, 1391 (E.D.N.Y.

1982)(to same effect). Similarly, a pension plan's failure to make benefit payments to an eligible participant is an impermissible forfeiture under ERISA. Smith v. CMTA-IAM Pension Trust, et al, 654 F.2d 650 (9th Cir. 1981). See also Kann v. Keystone Resources, Inc., 575 F. Supp. 1084, 1089 (W.D. Pa. 1983) (Failure to pay vested benefits to a former employee on request and in accordance with the plan's provisions constituted an impermissible forfeiture under the terms of ERISA. The court noted that the ERISA requirements on nonforfeitability were designed, in part, to prevent plan administrators and trustees from arbitrarily withholding vested benefits.)

In the present case, all readings of the Proposal would have the Company unilaterally reduce pension benefits for the targeted IBM Officers to 1993 levels. Such an action would clearly be unlawful for all Officers who otherwise continued to accrue retirement benefits beyond 1993. The Proposal, if unilaterally implemented, would clearly violate the terms of two federal statutes, ERISA and the Internal Revenue Code, the laws governing the operation of the IBM Retirement Plan, as well as the applicable IRS and DOL regulations promulgated thereunder. The Company therefore believes that exclusion of the Proposal under Rule 14a-8(i)(2) is proper. The Company therefore requests that no enforcement action be recommended to the Commission if the Company excludes the Proposal from its 2005 Proxy Materials pursuant to Rule 14a-8(i)(2).

IV. THE PROPOSAL IS ALSO EXCLUDABLE UNDER RULE 14a-8(i)(6) AS BEYOND THE POWER OR AUTHORITY OF THE COMPANY TO IMPLEMENT.

Because implementation of the Proposal would violate federal and state laws and cause the Company to unilaterally breach the terms of a variety of preexisting enforceable Award Agreements and other plans now in effect with our Officers and Directors under Rule 14a-8(i)(2), the Proposal is also beyond the legal power of the Company to implement under Rule 14a-8(i)(6). See Sensar Corporation (May 14, 2001)(proposal that options for officers and directors be rescinded and reauthorized was properly excluded under Rules 14a-8(i)(2) and (i)(6)); Galaxy Foods Company (October 12, 1999)(proposal not to extend CEO's promissory note could be excluded under Rules 14a-8(i)(2) and (i)(6) where implementation of proposal would breach terms and conditions of CEO's amended employment agreement); BankAmerica Corporation (February 24, 1999)(proposal to rescind stock awards and reduce pensions of identified members of management excluded under Rules 14a-8(i)(2) and (i)(6)); Growth Stock Outlook Trust Inc. (March 1, 1990)(proposal that Trust unilaterally revise an investment advisor fee agreement excludable under former Rule 14a-8(c)(6); Lorimar Telepictures Corporation July 7, 1987)(proposal seeking revocation of stock options and incentives previously issued to company officers and directors excluded under former Rule 14a-8(c)(6) as beyond the power of the registrant to lawfully effectuate). *See also* Whitman Corporation (February 15, 2000)(proposal requiring board to rescind an existing agreement with PepsiCo, Inc., and to demand damages from PepsiCo resulting from implementation of the agreement, properly excluded under Rules 14a-8(i)(2) and (i)(6) because it would cause the registrant to breach an existing contract); Rockwell International Corporation (November 6, 1985)(where compliance with the proposal would require registrant to breach numerous long-term contracts legally binding on the Company, staff permitted proposal to be excluded under former Rule 14a-8(c)(6)). As noted earlier, implementation of the Proposal would violate Federal law. Furthermore, since the terms of our existing Award Agreements with our Directors and Officers are all governed by the laws of the State of New York, and since the Company cannot implement the Proposal without violating the terms of such agreements and New York State law, the Company requests that no enforcement action be recommended to the Commission if it also excludes the Proposal in its entirety on the basis of Rule 14a-8(i)(6).

V. THE PROPOSAL CAN ALSO BE EXCLUDED UNDER RULE 14a-8(i)(7) AS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

Rule 14a-8(i)(7) provides another independent basis for exclusion of proposals which relate to a company's ordinary business operations. The policy underlying the ordinary business operations exclusion found under Rule 14a-8(i)(7) is to recognize that the business affairs of a corporation is to be managed under the direction of its board of directors, and that such management necessarily includes the board's setting of compensation of the corporation's senior executives. In this connection, the staff has specifically taken the position that proposals which focus on the decision to terminate, censure, punish or otherwise discipline a particular officer or executive --including, as here, the reduction of their compensation-- are excludable under both Rule 14a-8(i)(7) as well as its predecessor, Rule 14a-8(c)(7). As a result, the staff has been faced with numerous requests over the years to exclude such proposals under the applicable provisions of Rule 14a-8. This is yet another one of these situations.

The instant Proposal is similar to a number of proposals wherein stockholders sought to censure company officers and directors. For example, in Merrill Lynch & Co., Inc. (February 8, 2002), a stockholder sought for Mr. Komansky, Merrill's then-current Chairman and CEO, to resign and forgo any golden parachute. The registrant in that case noted that the proposal should be excluded under Rule 14a-8(i)(7) because the proponent was trying to censure Mr. Komansky for the registrant's handling of a class action litigation. The registrant maintained that the stockholder should not be permitted to supplant the discretion of the registrant's board of directors in judging the CEO, or, for that matter, the registrant's management of a class action litigation, which were ordinary business matters about which Merrill shareholders should not be expected to, and did not have the knowledge of that corporation's business needed to make such decisions.

In concurring with the registrant's position, the staff stated that the registrant could exclude the proposal under Rule 14a-8(i)(7), as relating to Merrill Lynch's ordinary business operations (i.e., the termination, hiring, or promotion of employees). The same result should apply to the instant Proposal, where the instant Proponent targets specified IBM officers and directors, and seeks to reduce the "pay" of such IBM officers and directors for not paying out dividends in the amount the Proponent desires.

A variety of other staff decisions -- arising in other situations where proponents are dissatisfied and have attempted to use the stockholder proposal process -- have consistently concurred in the omission of proposals seeking to censure company officers under the ordinary business operations exclusion. In UAL Corporation (March 15, 1990), for example, a stockholder proposed that the board censure the President and CEO for his conduct in promoting the unconsummated leveraged buyout of the company, which censure would include a request that he resign from the office of President and CEO. The staff ruled that the proposal could be excluded, and the proponent sought reconsideration. In adhering to its position concurring that the proposal could be excluded, the staff in its reconsideration letter reiterated that Rule 14a-8(c)(7) provided a basis for the omission of the proposal because the decision to request censure of an executive officer as well as his resignation was a matter related to the conduct of the ordinary business operations of the Company. The same result should apply here, inasmuch as the instant Proponent's dissatisfaction with the amount of dividends he is receiving should not provide him with any basis to punish the Company's officers and directors by reducing their "pay" to 1993 levels.

More recent letters have reached the same result under Rule 14a-8(i)(7), and stockholder attempts to **reduce the salary** of other executives have been rejected with staff concurrence under Rule 14a-8(i)(7). The same result should apply here. For example, in Deere & Company (August 30, 1999), a proponent sought to censure the company's CEO ***and to reduce his annual salary by $50,000*** for certain specified "failures of duty." As in UAL, the registrant in Deere maintained that the discipline sought by the proponent for the CEO's alleged "failures of duty" also related to the CEO's effectiveness in managing the company's operations. Since determining the appropriateness of implementing disciplinary actions constituted an important element in the board's management of the company, the company maintained that the proposal should be excluded under Rule 14a-8(i)(7), as the proponent attempted to supplant the discretion of the board in such business matters with the proponent's own judgment without the benefit of an intimate knowledge of the company's business. The SEC staff concurred with the registrant's request to exclude the proposal under Rule 14a-8(i)(7), noting specifically "that the proposal appears to focus on the decision of whether to discipline a particular employee."

The same result should follow to exclude the instant Proposal. Just as there is no legitimate basis for the instant Proponent to be able to second-guess the Company's economic decision-making over how it should manage its cash and the respective amount the Company determines, in the exercise of its own business judgment, should be properly payable to IBM common stockholders in the form of a cash dividend, it is equally illegitimate for the instant Proponent to try and penalize IBM's management because they do not see eye-to-eye with him on the amount of dividends the Proponent would like to receive. As such, to have IBM shareholders vote on reducing the "pay" of targeted individuals to 1993 levels would clearly constitute an impermissible censure of our officers under Rule 14a-8(i)(7), Merrill Lynch, UAL and Deere for their decision-making. Just as in each of these earlier letters, the instant Proponent should not, under Rule 14a-8(i)(7) be able to target the Company's management and seek for the stockholders to vote on a reducing their pay to 1993 levels. Under the same reasoning employed by the staff in Merrill Lynch, UAL and Deere, the Company submits that this is an ordinary business matter for which IBM stockholders simply do not have the intimate knowledge of the Company's business needed to be able to make such a decision.

There are many other staff letters which also support the exclusion of the Proposal as ordinary business. In this connection, the relief now sought herein by IBM is similar to the relief granted by the staff in Wachovia Corporation (February 17, 2002), where another proponent instructed the registrant's board "to seek and hire a competent CEO within a six month period." The staff ruled that Wachovia could exclude such proposal under rule 14a-8(i)(7), as relating to Wachovia's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Similar rulings have been issued in other staff letters. See e.g., Norfolk Southern Corporation (February 1, 2001) (proposal to "remove the company's current top management" and "immediately commence a search for qualified [individuals]" to replace management" excluded under Rule 14a-8(i)(7)); Spartan Motors, Inc. (March 13, 2001) (proposal that directors immediately remove company's chief executive officer); Wisconsin Energy Corporation (January 30, 2001) (proposal that directors seek the resignation of the chief executive officer and president); U.S. Bancorp (February 27, 2000)(proposal to remove officers *and board of directors* excluded under rules 14a-8(i)(7) and 14a-8(i)(8), with the staff noting that "to the extent that the proposal calls for removal of officers who are not also members of U.S. Bancorp's board of directors, we further believe that rule 14a-8(i)(7) provides a sufficient predicate for omission of the proposal (i.e., as relating to the termination, hiring or promotion of employees)); Exxon Corporation (January 26, 1990)(removal of CEO excluded as ordinary business (i.e., the decision to terminate executive personnel)); Philadelphia Electric Company (January 29, 1988)(proposal to remove certain executive officers from the company's employ determined to be a matter relating to the conduct of the company's ordinary business operations (i.e., the decision to dismiss executive officers)); Middle South Utilities, Incorporated (January 25, 1988)(proposal relating to replacing chairman and president excluded as ordinary business (i.e., the decision to alter or terminate the duties of executive personnel)); Continental Illinois Corp. (February 24, 1983) (proposal calling for the termination of the chairman of the board and the president excluded as ordinary business (i.e., the employment of executive personnel)); and Simplicity Pattern (March 21, 1980) (the "[d]ecision to continue the employment of or discharge of certain employees of the company relates to the ordinary business operations of the company").

Finally, the entire Proposal is tainted, and subject to exclusion under Rule 14a-8(i)(7) based on the fact that an integral part of it addresses ordinary business matters. Based upon long-standing staff precedent, when *any portion* of a proposal implicates ordinary business matters, the *entire* proposal must be omitted under Rule 14a-8(i)(7). The staff has regularly and expressly permitted the exclusion of a variety of proposals implicating both corporate governance as well as social or other substantial policy issues, where only a *portion* of the relief sought addressed ordinary business matters. Here, since an integral portion of the Proposal is directed at censuring IBM's Officers, by attempting to punish such Officers by cutting their "pay" to 1993 levels -- an ordinary business matter -- the **entire** Proposal should be omitted. See, e.g. International Business Machines Corporation (January 9, 2001, reconsideration denied February 14, 2001); Z-Seven Fund, Inc. (November 3, 1999) (proposal containing corporate governance recommendations as well as ordinary business recommendations was permitted to be excluded in its entirety, *with the staff reiterating its position that it is not their practice to permit revisions to shareholder proposals under the ordinary business exception*); See also M&F Worldwide Corp. (March 29, 2000); Associated Estates Realty Corporation (March 23, 2000); E*Trade Group, Inc. (October 31, 2000); Wal-Mart Stores, Inc. (March 15, 1999); The Warnaco Group, Inc. (March 21, 1999)(to same effect); Kmart Corporation (March 12, 1999)(to same effect). For all of these reasons, the Company hereby reasserts that the entire Proposal is tainted and not subject to revision. Since an integral part of the Proposal relates to the conduct of the Company's ordinary business operations, it should be excluded *in its entirety* from the Company's proxy materials pursuant to Rule 14a-8(i)(7). We therefore respectfully request that no enforcement action be recommended to the Commission if the Proposal is so excluded under Rule 14a-8(i)(7).

VI. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(1) AS IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER NEW YORK STATE LAW.

Section 701 of the Business Corporation Law of the State of New York, the law of the state of IBM's incorporation, provides that "...the business of a corporation shall be managed under the direction of its board of directors...." Nothing in the law of the State of New York places the decisionmaking relating to reducing the "pay" of our officers and directors to the level prevailing in 1993 directly into the hands of IBM stockholders. Inasmuch as the instant Proponent seeks for IBM stockholders to approve and implement the reduction of "pay" set forth in the Proposal, the Proposal violates New York law by improperly eliminating the role of the Company's board of directors. By placing the decision-making power relating to the subject matter of the proposal directly into the hands of IBM stockholders, this is an improper subject for action by stockholders under New York State law. As such, the Company believes that the Proposal may also be omitted from the Company's proxy materials in its entirety pursuant to Rule 14a-8(i)(1), and requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(1).

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that you will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for our upcoming Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials for our Annual Meeting. If there are any questions relating to this submission, please do not hesitate to contact me at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

Attachments

cc: Mr. Fred S. Strauss
630 Fifth Avenue
Suite 2263
New York, NY 10111

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

C:\Documents and Settings\Administrator\My Documents\$user2\DOCS\exhibittabsseclettterstockholderproposals.lwp

EXHIBIT A

FRED S. STRAUSS
630 FIFTH AVENUE
SUITE 2263
NEW YORK, N.Y. 10111
TEL. 212-265-0808

August 31, 2004

Mr. Samuel J. Palmisano
President and Chief Executive Officer
International Business Machines Corp.
New Orchard Road
Armonk, New York 10504

Dear Mr. Palmisano:

On several occasions, I have written to you and complained that the dividend paid to shareholders is still way below what we received twelve years ago.

During the same period of time directors and officers have received increased renumeration.

At the current rate of annual increases of the dividend, it will take five more years or longer just to get back to where we were in 1993.

I am, therefore, proposing that the officers and directors responsible for this reduced payout be treated just like the shareholders and have their pay reduced to the level prevailing in 1993 when this change occurred. I am requesting that this be a shareholder resolution to be included in the Proxy for the next shareholders' meeting.

I am speaking on behalf of the "Strauss Household" owners of approximately 70,000 shares of IBM.

Very truly yours,



Fred S. Strauss

FSS:lt

CC: Securities and Exchange Commission

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

1. Election of Directors

The Board proposes the election of the 18 current directors of the Corporation for a term of one year. Following is information about each nominee, including biographical data for at least the last five years. Should one or more of these nominees become unavailable to accept nomination or election as a director, the Proxy Committee named on the enclosed proxy form will vote the shares that they represent for the election of such other persons as the Board may recommend, unless the Board reduces the number of directors.



John F. Akers, 58, is chairman of the Board of IBM and a member of IBM's Executive Committee. He joined IBM in 1960, became president of the Data Processing Division in 1974, was elected a vice president in 1976, and named group executive in 1978. He was elected a senior vice president in 1982, president in 1983, chief executive officer in 1985, and to his present position in June 1986. He is a director of The New York Times Company and PepsiCo, Inc.; and a trustee of The Metropolitan Museum of Art and the California Institute of Technology. Mr. Akers became an IBM director in 1983.



Stephen D. Bechtel, Jr., 67, is chairman emeritus of Bechtel Group, Inc. and its subsidiary, Bechtel Corporation. He also is chairman of Bechtel Investments, Inc. and Sequoia Ventures Inc., which are separate affiliated companies. He is a member of IBM's Executive Committee and Nominating and Executive Compensation Committee. He is former chairman of The Business Council and of the National Academy of Engineering; a fellow of the American Society of Civil Engineers; a trustee of the California Institute of Technology; and a former chairman and current life-term Counselor of The Conference Board. Mr. Bechtel became an IBM director in 1976.



Harold Brown, 65, is a counselor, Center for Strategic and International Studies, Washington, D.C., and a general partner in Warburg, Pincus & Company. He is a member of IBM's Nominating and Executive Compensation Committee. He is a former president of the California Institute of Technology and U.S. Secretary of the Air Force. He is a director of AMAX Inc., CBS Inc., Cummins Engine Company, Inc., Philip Morris Companies Inc., and Mattel, Inc.; a member of the National Academy of Sciences and the National Academy of Engineering; a trustee and president emeritus of the California Institute of Technology; and a trustee of the Arnold and Mabel Beckman Foundation. Mr. Brown was an IBM director from 1972 to 1977. After serving as U.S. Secretary of Defense, he became an IBM director again in 1981.



James E. Burke, 68, is retired chairman of Johnson & Johnson, which he joined in 1953. He is a member of IBM's Executive Committee and chairman of IBM's Nominating and Executive Compensation Committee. He is chairman of the Partnership for a Drug-Free America; a director of The Prudential Insurance Company of America and The Washington Post Company; and a member of The Business Council and The Council on Foreign Relations. Mr. Burke became an IBM director in 1980.



Thomas F. Frist, Jr., 54, is chairman, president and chief executive officer of Hospital Corporation of America, of which he is one of the founders. He joined its Board in 1968, was elected president and chief operating officer in 1977, chief executive officer in 1982, and chairman in 1985. He is a member of IBM's Nominating and Executive Compensation Committee. He serves on the Board of Directors of Integrated Health Services. He is a trustee of Vanderbilt University and the Committee for Economic Development; and a member of the Board of Governors of the United Way of America and The Business Council. Mr. Frist became an IBM director in 1984.



Fritz Gerber, 63, is chairman and chief executive officer of Roche Holding Ltd. and executive chairman of Zurich Insurance Company. He joined Zurich Insurance Company in 1958, became chief executive officer in 1969 and chairman of the Board of Directors in 1977. He is a member of IBM's Retirement Plans Committee. He is a director of Nestlé S.A. and Credit Suisse. He is a member of the International Advisory Council of The Chase Manhattan Bank and of the European Advisory Council of Tenneco Europe, Limited, and he holds membership in various economic and cultural organizations such as the European Round Table. Mr. Gerber became an IBM director in 1989.



Judith Richards Hope, 52, is a senior partner in the law firm of Paul, Hastings, Janofsky & Walker since 1981. She is a member of IBM's Audit Committee. Mrs. Hope has served as associate director of the White House Domestic Council and vice chairman of the President's Commission on Organized Crime. She is a director of The Budd Company, General Mills, Inc., the Union Pacific Corporation, and Zurich Insurance-American Division. She also is a member of the Harvard Corporation ("The President and Fellows of Harvard College"), a trustee of Ford's Theatre, a director of Cities in Schools and the National Housing Partnership Foundation, and a member of The Council on Foreign Relations. Mrs. Hope became an IBM director in 1990.



Nannerl O. Keohane, 52, is president of Wellesley College; on July 1, 1993, she will become president of Duke University. She is a member of IBM's Nominating and Executive Compensation Committee. She was formerly a faculty member at Swarthmore College and Stanford University. She is a director of the State Street Boston Corporation; a member of The Council on Foreign Relations; a trustee of the Brookings Institution, the WGBH Educational Television Foundation, and the Colonial Williamsburg Foundation. Dr. Keohane is a member of the MIT Corporation and has served as vice president of the American Political Science Association. Dr. Keohane became an IBM director in 1986.



Jack D. Kuehler, 60, is vice chairman of the Board of IBM. He is a member of IBM's Executive Committee. Mr. Kuehler joined IBM in 1958, became a division president in 1978, was elected an IBM vice president in 1980, and was named a group executive in 1981. He was elected senior vice president in 1982, executive vice president in 1987, vice chairman in 1988, president in 1989, and to his current position in January 1993. He is a director of Aetna Life and Casualty Company, Olin Corporation, the National Action Council for Minorities in Engineering, and the National Association of Manufacturers. He is a member of the National Academy of Engineering; a fellow of the Institute of Electrical and Electronic Engineers (IEEE) and the American Academy of Arts and Sciences; and a trustee of Santa Clara University. Mr. Kuehler became an IBM director in 1986.



Richard W. Lyman, 69, is president emeritus, Stanford University, and former president of the Rockefeller Foundation. He is chairman of IBM's Audit Committee. He has been a special correspondent to The Economist (London) and vice chairman of the National Council on Humanities. He is a fellow of the American Academy of Arts and Sciences and the Royal Historical Society, and a member of The Council on Foreign Relations. Dr. Lyman became an IBM director in 1978.



J. Richard Munro, 62, is chairman of the Executive Committee of the Board of Directors of Time Warner Inc. He is a member of IBM's Executive Committee and Nominating and Executive Compensation Committee. Mr. Munro joined Time Inc. in 1957 and became vice president in 1971. Prior to the formation of Time Warner Inc., he had been chairman and chief executive officer of Time Inc. since 1986, after serving as president and chief executive officer since 1980. He is a director of the Mobil Corporation, Genentech, Inc., Kmart Corporation, RAND, and the Kellogg Company. He is a director of the United Negro College Fund, Inc.; and a trustee of Teachers College, Columbia University, Hamilton College, and St. Lawrence University. Mr. Munro became an IBM director in 1979.



Thomas S. Murphy, 67, is chairman of Capital Cities/ABC, Inc. and a member of IBM's Executive and Nominating and Executive Compensation Committees. Mr. Murphy joined Capital Cities in 1954. He was elected president in 1964 and chairman and chief executive officer in 1966. He is a director of Johnson & Johnson and Texaco Inc. He is chairman of the New York University Medical Center Board and a member of the Board of Overseers of Harvard College. Mr. Murphy became an IBM director in 1987.



John R. Opel, 68, is chairman of IBM's Executive Committee. He relinquished his position as chairman of the Board in June 1986. He joined IBM in 1949, was elected vice president, finance and planning, in 1968, and a senior vice president in 1969. He was named group executive in 1972, elected president in 1974, chief executive officer in 1981, and chairman in February 1983. He is a director of Pfizer Inc. and The Prudential Insurance Company of America; a trustee of Westminster College; a member of The Council on Foreign Relations and The Business Council. Mr. Opel became an IBM director in 1972.



Paul J. Rizzo, 65, is vice chairman of the Board of IBM, chairman of IBM's Retirement Plans Committee, and a member of IBM's Executive Committee. Mr. Rizzo was elected vice chairman, chief financial officer, and a member of the Board in January 1993. Prior to his election, Mr. Rizzo served as Dean of the Kenan-Flagler Business School at the University of North Carolina-Chapel Hill from 1987 to 1992. He then became a partner in Franklin Street Partners, a Chapel Hill investment firm. He is also a director of Johnson & Johnson and McGraw-Hill, Inc. Mr. Rizzo served as an IBM director from 1972 to 1987.



Helmut Sihler, 62, is the retired president and chief executive officer of Henkel KGaA, positions he held from 1980 to 1992. He is a member of IBM's Audit Committee. He is chairman of the supervisory board of Degussa AG and a member of the supervisory boards of Adam Opel AG and Allianz Lebensvericherungs-AG. He is a member of the Boards of Ciba-Geigy AG, Guiness PLC, and of the Shareholders' Committee of Freudenberg & Co. He is a former president of the Association of the German Chemical Industry and of the German Advertising Council. Dr. Sihler became an IBM director in 1989.



John B. Slaughter, 59, is president of Occidental College. He is a member of IBM's Retirement Plans Committee. He is a former chancellor of the University of Maryland and a former director of the National Science Foundation. He is a director of Avery Dennison Corporation, the Monsanto Company, Union Bank, and the Atlantic Richfield Company. He is a member of the National Academy of Engineering, a fellow of the American Association for the Advancement of Science, and a fellow of the IEEE. Dr. Slaughter became an IBM director in 1988.



Lodewijk C. van Wachem, 61, is chairman of the Supervisory Board of Royal Dutch Petroleum Company since July 1992. He is a member of IBM's Audit Committee. In June 1992, Mr. van Wachem retired as president of Royal Dutch Petroleum, a post he had held since 1982. He is a director of Credit Suisse Holding and a member of the supervisory board of AKZO NV. Mr. van Wachem became an IBM director in 1992.



Edgar S. Woolard, Jr., 58, is chairman and chief executive officer of E. I. du Pont de Nemours and Company. He is a member of IBM's Retirement Plans Committee. Mr. Woolard joined Du Pont in 1957 and was elected to Du Pont's Board in 1983. He was elected vice chairman in 1985, president in 1987, and to his present position in 1989. He also serves as a member of Du Pont's Finance Committee. He is a director of Citicorp, the North Carolina Textile Foundation, Inc., The Seagram Company Ltd., and The National Council on Economic Education. He is a trustee of the Winterthur Museum, North Carolina State University, and the Protestant Episcopal Theological Seminary of Virginia. Mr. Woolard became an IBM director in 1988.

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

C:\Documents and Settings\Administrator\My Documents\$user2\DOCS\exhibittabssecletterstockholderproposals.lwp

PART I (Continued)

Executive Officers of the Registrant (at March 23, 1993):

	Age	Officer since
Chairman of the Board of Directors and Chief Executive Officer		
John F. Akers(1)	58	1976
Vice Chairmen of the Board of Directors		
Jack D. Kuehler(1)	60	1980
Paul J. Rizzo(1)	65	1993
Senior Vice Presidents		
Michael J. Attardo, General Manager, Technology Products	51	1986
Walton E. Burdick, Personnel	60	1972
James A. Cannavino, General Manager, Personal Systems	48	1988
Nicholas M. Donofrio, General Manager, Enterprise Systems	47	1988
Donato A. Evangelista, General Counsel	60	1983
Ellen M. Hancock, General Manager, Networking Systems	49	1985
Robert J. LaBant, General Manager, IBM North America	47	1989
Ned C. Lautenbach	49	1987
M. Bernard Puckett, General Manager, Application Solutions	48	1987
Renato Riverso, Chairman of the Board and President, IBM World Trade Europe/EMEA	59	1987
John M. Thompson, General Manager, Application Business Systems	50	1989
Patrick A. Toole, Manufacturing and Development	55	1984
Earl F. Wheeler, General Manager, Programming Systems	59	1985
Vice Presidents		
Ray S. AbuZayyad, General Manager, ADSTAR	55	1986
John A. Armstrong, Science and Technology	58	1987
James J. Forese, Finance	57	1976
Harry L. Kavetas, President, IBM Credit Corporation	55	1989
Robeli J. Libero, President and General Manager, IBM Latin America	54	1990
Robert M. Stephenson, President and Representative Director, IBM Asia Pacific	54	1986
James T. Vanderslice, President, Pennant Systems Company	52	1989
Vice President and Treasurer		
Robert Ripp	51	1989
Controller		
Lawrence A. Zimmerman	50	1991

(1) Member of the Board of Directors.

All officers are elected by the Board of Directors and serve until the next election of officers in conjunction with the annual meeting of the stockholders as provided in the By-laws. Each officer named above, with the exception of Paul J. Rizzo and Ray S. AbuZayyad, has been an officer or an executive of IBM or its subsidiaries during the past five years.

Mr. Rizzo was the Dean of the Kenan-Flagler Business School at the University of North Carolina-Chapel Hill from 1987 to 1992. He then became a partner in Franklin Street Partners, a Chapel Hill investment firm.

Mr. AbuZayyad was the president, Rolm Systems, Inc. from October 1, 1989 to August 1, 1990.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT

pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

FOR THE YEAR ENDED DECEMBER 31, 1992

1-2360
(Commission File Number)

International Business Machines Corporation

(Exact name of registrant as specified in its charter)

New York	**13-0871985**
(State of incorporation)	**(IRS Employer Identification Number)**
Armonk, New York	**10504**
(Address of principal executive offices)	**(Zip Code)**

914-765-1900
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Voting shares outstanding at February 12, 1993	Name of each exchange on which registered
Capital stock, par value $1.25 per share	571,417,020	New York Stock Exchange Midwest Stock Exchange Pacific Stock Exchange
6⅜% Notes due 1997		New York Stock Exchange
9% Notes due 1998		New York Stock Exchange
7¼% Notes due 2002		New York Stock Exchange
8⅜% Debentures due 2019		New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant at February 12, 1993 was $29.0 billion.

Documents incorporated by reference:

Portions of IBM's Annual Report to Stockholders for the year ended December 31, 1992 into Parts I and II of Form 10-K.

Portions of IBM's definitive Proxy Statement dated March 15, 1993 into Part III of Form 10-K.

Exhibit D

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

1. ELECTION OF DIRECTORS FOR A TERM OF ONE YEAR

The Board proposes the election of the following directors of the Company for a term of one year. Following is information about each nominee, including biographical data for at least the last five years. Should one or more of these nominees become unavailable to accept nomination or election as a director, the individuals named as proxies on the enclosed proxy card will vote the shares that they represent for the election of such other persons as the Board may recommend, unless the Board reduces the number of directors.



CATHLEEN BLACK, 59, is president of Hearst Magazines, a division of The Hearst Corporation, a diversified communications company. She is chair of IBM's Directors and Corporate Governance Committee and a member of IBM's Executive Committee. Prior to joining Hearst Magazines, she was president and chief executive officer of the Newspaper Association of America from 1991 to 1996, president, then publisher, of USA TODAY from 1983 to 1991, and also executive vice president/marketing for Gannett Company, Inc. (USA TODAY parent company) from 1985 to 1991. She is a director of The Hearst Corporation, The Coca-Cola Company, the Advertising Council, a member of the Council on Foreign Relations and a trustee of the University of Notre Dame. Ms. Black became an IBM director in 1995.



CARLOS GHOSN, 49, is co-chairman, president and chief executive officer, Nissan Motor Co., Ltd., an automotive manufacturer. He is a member of IBM's Executive Compensation and Management Resources Committee. From 1978 to 1996 Mr. Ghosn held several positions with Compagnie Generale des Etablissements Michelin in Europe, Brazil and the U.S., the last being chairman, president and chief executive officer of Michelin North America, Inc., from 1990 to 1996. He was named executive vice president of Renault S.A. in 1996. Mr. Ghosn became chief operating officer of Nissan Motor Co., Ltd., in 1999, president and chief operating officer in 2000, president and chief executive officer in 2001 and co-chairman in 2003. Mr. Ghosn is a director of Alcoa, Inc., Renault S.A. and Sony Corporation. Mr. Ghosn became an IBM director earlier this year.



KENNETH I. CHENAULT, 52, is chairman and chief executive officer of American Express Company, a financial services company. Mr. Chenault joined American Express in 1981 and was named president of the U.S. division of American Express Travel Related Services Company, Inc., in 1993, vice chairman of American Express Company in 1995, president and chief operating officer in 1997, president and chief executive officer in 2000 and to his present position in 2001. Mr. Chenault is a member of the board of directors of the Mount Sinai-NYU Medical Center and Health System, the National Academy Foundation and the National Center on Addiction and Substance Abuse. He also serves on the Dean's Advisory Board of Harvard Law School and is a member of the Council on Foreign Relations. Mr. Chenault became an IBM director in 1998.



NANNERL O. KEOHANE, 63, is president and professor of political science at Duke University. She is a member of IBM's Directors and Corporate Governance Committee. She was formerly president of Wellesley College and a former faculty member at Swarthmore College and Stanford University. She is a member of the Council on Foreign Relations, the American Philosophical Society and the American Academy of Arts and Sciences. She chairs the Overseers Committee to visit the John F. Kennedy School of Government and serves on the executive committee of the Association of American Universities. Dr. Keohane became an IBM director in 1986.



CHARLES F. KNIGHT, 68, is chairman of the board of Emerson Electric Co., a manufacturer of electrical, electromechanical and electronic products and systems. He has served as chairman since 1974 and served as chief executive officer until his retirement from that position in October 2000. He also served as president from 1986 until 1988 and from 1995 until 1997, and has been a director of Emerson since 1972. Mr. Knight is also a director of Anheuser-Busch Companies, Inc., SBC Communications Inc., BP p.l.c. and Morgan Stanley Dean Witter & Co. He became a director of IBM in 1993 and is chairman of the IBM Executive Compensation and Management Resources Committee and a member of the Executive Committee.



SAMUEL J. PALMISANO, 52, is chairman of the Board, president and chief executive officer of IBM and chairman of IBM's Executive Committee. Mr. Palmisano joined IBM in 1973. He was elected senior vice president and group executive of the Personal Systems Group in 1997, senior vice president and group executive of IBM Global Services in 1998, senior vice president and group executive of Enterprise Systems in 1999, president and chief operating officer in 2000, chief executive officer in 2002 and chairman of the Board in 2003. Mr. Palmisano became an IBM director in 2000.



LUCIO A. NOTO, 65, is a managing partner of Midstream Partners LLC, an investment company specializing in energy and transportation projects. He is chairman of IBM's Audit Committee and a member of the Executive Committee. Mr. Noto was chairman and chief executive officer of Mobil Corporation from 1994 until its merger with Exxon in 1999 at which time he was named vice chairman of Exxon Mobil Corporation. He held this position until his retirement in 2001. Mr. Noto is a director of Altria Group, Inc. and United Auto Group, Inc. He is also a member of the International Advisory Councils of Mitsubishi Corporation and Singapore Technologies Inc. Mr. Noto became an IBM director in 1995.



JOHN B. SLAUGHTER, 69, is president and chief executive officer of the National Action Council for Minorities in Engineering, Inc. He is a member of IBM's Audit Committee. Dr. Slaughter is president emeritus of Occidental College and former Melbo Professor of Leadership in Education, University of Southern California, a former chancellor of the University of Maryland and a former director of the National Science Foundation. He is a director of Solutia, Inc., and Northrop Grumman Corporation. He is a member of the National Academy of Engineering, a fellow of the American Academy of Arts and Sciences, a fellow of the American Association for the Advancement of Science, a fellow of the Institute of Electrical and Electronics Engineers and a member of the Hall of Fame of the American Society for Engineering Education. Dr. Slaughter became an IBM director in 1988.



JOAN E. SPERO, 59, is president of the Doris Duke Charitable Foundation. She is a member of IBM's Executive Compensation and Management Resources Committee. Ms. Spero served as U.S. Ambassador to the United Nations for Economic and Social Affairs from 1980 to 1981. From 1981 to 1993 she held several positions with American Express Company, the last being executive vice president, corporate affairs and communications. From 1993 to 1996 Ms. Spero served as U.S. Undersecretary of State for Economic, Business and Agricultural Affairs, and she assumed her current position with the Doris Duke Charitable Foundation in 1997. She is a director of Delta Air Lines, Inc., First Data Corporation, the Council on Foreign Relations, an honorary trustee of the Brookings Institution and a trustee of Columbia University and the Wisconsin Alumni Research Foundation. Ms. Spero became an IBM director earlier this year.



CHARLES M. VEST, 62, is president and professor of mechanical engineering at the Massachusetts Institute of Technology. He is a member of IBM's Audit Committee. Dr. Vest was formerly the provost and vice president for Academic Affairs of the University of Michigan. He is a director of E. I. du Pont de Nemours and Company, a fellow of the American Association for the Advancement of Science, a member of the National Academy of Engineering and the Corporation of Woods Hole Oceanographic Institution and vice chair of the Council on Competitiveness. Dr. Vest became an IBM director in 1994.



SIDNEY TAUREL, 55, is chairman of the board, president and chief executive officer of Eli Lilly and Company, a pharmaceutical company. He is a member of IBM's Audit Committee. Mr. Taurel joined Eli Lilly in 1971 and has held management positions in the company's operations in South America and Europe. He was named president of Eli Lilly International Corporation in 1986, executive vice president of the Pharmaceutical Division in 1991, executive vice president of Eli Lilly and Company in 1993, president and chief operating officer in 1996, chief executive officer in 1998, and chairman of the board in 1999. Mr. Taurel is a director of The McGraw-Hill Companies, Inc., a member of the Homeland Security Advisory Council, the President's Export Council, the Board of Overseers of the Columbia Business School and a trustee of the Indianapolis Museum of Art. Mr. Taurel became an IBM director in 2001.



LORENZO H. ZAMBRANO, 59, is chairman and chief executive officer of CEMEX, S.A. de C.V., a producer and marketer of cement and ready-mix concrete products. He is a member of IBM's Directors and Corporate Governance Committee. Mr. Zambrano joined CEMEX in 1968 and has served in a variety of executive positions. He was elected chief executive officer of CEMEX in 1985 and chairman in 1995. He is a member of Citigroup's International Advisory Board and the Chairman's Council of DaimlerChrysler AG. He is also Chairman of the Tecnologico de Monterrey and a member of Stanford University's Graduate School of Business Advisory Council. Mr. Zambrano became an IBM director in 2003.

Exhibit E

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

2003 10-K

Executive Officers of the Registrant (at March 8, 2004):

	Age	Officer since
Chairman of the Board, President and Chief Executive Officer		
Samuel J. Palmisano(1)	52	1997
Senior Vice Presidents:		
Nicholas M. Donofrio, Group Executive	58	1995
Douglas T. Elix, Group Executive	55	1999
J. Bruce Harreld, Strategy	53	1995
Paul M. Horn, Research	57	1996
Jon C. Iwata, Communications	41	2002
John R. Joyce, Chief Financial Officer	50	1999
John E. Kelly III, Group Executive	50	2000
Abby F. Kohnstamm, Marketing	50	1998
J. Michael Lawrie, Group Executive	50	2001
Edward M. Lineen, General Counsel	63	2002
Mark Loughridge, Group Executive	50	1998
J. Randall MacDonald, Human Resources	55	2000
Steven A. Mills, Group Executive	52	2000
Robert W. Moffat, Jr., Group Executive	47	2002
Linda S. Sanford, Group Executive	51	2000
Stephen M. Ward, Jr., Group Executive	48	2003
William M. Zeitler, Group Executive	56	2000
Vice Presidents:		
Daniel E. O'Donnell, Secretary	56	1998
Jesse J. Greene, Jr., Treasurer	58	2002
Robert F. Woods, Controller	48	2000

(1) Member of the Board of Directors.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT
pursuant to Section 13 or 15 (d) of the
Securities Exchange Act of 1934
FOR THE YEAR ENDED DECEMBER 31, 2003

1-2360
(Commission file number)

INTERNATIONAL BUSINESS MACHINES CORPORATION
(Exact name of registrant as specified in its charter)

NEW YORK	**13-0871985**
(State of Incorporation)	(IRS Employer Identification Number)
ARMONK, NEW YORK	**10504**
(Address of principal executive offices)	(Zip Code)

914-499-1900
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Voting shares outstanding at February 10, 2004	Name of each exchange on which registered
Capital stock, par value $.20 per share	1,699,415,513	New York Stock Exchange Chicago Stock Exchange Pacific Stock Exchange
6.45% Notes due 2007		New York Stock Exchange
5.375% Notes due 2009		New York Stock Exchange
7.50% Debentures due 2013		New York Stock Exchange
8.375% Debentures due 2019		New York Stock Exchange
7.00% Debentures due 2025		New York Stock Exchange
6.22% Debentures due 2027		New York Stock Exchange
6.50% Debentures due 2028		New York Stock Exchange
7.00% Debentures due 2045		New York Stock Exchange
7.125% Debentures due 2096		New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was $142.7 billion.

Documents incorporated by reference:

Portions of IBM's Annual Report to Stockholders for the year ended December 31, 2003 into Parts I, II and IV of Form 10-K.

Portions of IBM's definitive Proxy Statement filed on or about March 8, 2004 into Part III of Form 10-K.



Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

VIA FAX AND EXPRESS MAIL

January 20, 2005

Securities and Exchange Commission
Office of Chief Counsel
Department of Corporation Finance
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

Subject: Untimely filing of an "Amended" Stockholder Proposal by Mr. Fred S. Strauss

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am faxing this letter and simultaneously express-mailing six (6) copies of this letter, together with a letter we received from Mr. Fred S. Strauss (the "Proponent") dated January 10, 2005, containing what purports to be an amended stockholder proposal (See Exhibit A). A different proposal (hereinafter the "Original Proposal") was submitted by the Proponent to IBM on August 31, 2004, which Original Proposal is the subject of a separate no-action letter request from the undersigned dated November 26, 2004.

IBM believes that both the Original and the so-called Amended proposal (hereinafter the "Purported Amendment") may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 26, 2005 (the "2005 Annual Meeting"). To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PURPORTED AMENDMENT MAY BE OMITTED UNDER RULE 14a-8(e) BECAUSE OF ITS UNTIMELY SUBMISSION.

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that it must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's proxy statement for its 2004 annual meeting was dated and released on March 8, 2004. Pursuant to Rule 14a-8(e)(1), the Company's proxy statement for its 2004 annual meeting informed stockholders that proposals for the 2005 annual meeting had to be received by November 8, 2004 to be considered for inclusion in the Company's 2005 proxy statement.

It is also well established that a Proponent cannot substantively amend an otherwise timely proposal, unless the amendment is submitted before the deadline for submission of stockholder proposals. Where such an amendment is submitted on an untimely basis, the amendment turns the proposal into a new proposal. See Sears, Roebuck and Co. (February 7, 2000)(proposal to hire an investment banking firm to arrange "for the sale of all *or parts* of the company" determined by staff to be substantively different, and hence a different proposal, from the purported amended proposal, which sought to have the company hire an investment banking firm to arrange for the "sale of all of the company."); Pacific Enterprises (February 25, 1993)(insertion by the proponent of a wholly new paragraph amounted to a new and untimely proposal which could properly be excluded by the registrant). The same result should apply in the instant case with the Purported Amendment. It should be excluded as untimely, utilizing the same reasoning applied in both Sears Roebuck and Co. and Pacific Enterprises.

In this connection, the Purported Amendment is dated January 10, 2005, and was received by IBM well after the Company's November 8, 2004 deadline following the Proponent's review of the undersigned's November 26, 2004 no-action letter request to the staff. The Purported Amendment is untimely, and may be excluded from the Company's proxy materials for its 2005 annual meeting.

Moreover, we believe it is appropriate to characterize the January 10 submission as a new proposal. The Purported Amendment is substantively different from the Original Proposal filed with IBM on August 31, 2004. The Original Proposal dealt with **reducing the pay of a host of unspecified officers and directors** who were (and in the Proponent's mind continue to be) "*responsible*" for the cut in the Company's dividend. The Original Proposal stated:

> *"that the officers and directors responsible for this reduced dividend payout be treated just like the shareholders **and have their pay reduced** to the level prevailing in 1993 when this change occurred."* [1]

On the other hand, the Purported Amendment is much different. It no longer seeks to ***reduce the pay*** of certain unknown officers and directors "responsible" for the reduced dividend payout to 1993 levels. Instead, the Purported Amendment targets "the CEO and other Chief Executives of IBM," and imposes a moratorium going forward on salary increases, bonuses and stock options until the dividend is restored to 1993 levels. In the Proponent's words:

> *"There shall be no salary increases or bonuses or stock options granted to the CEO and other Chief Executives of IBM until such time that the rate of dividend as prevailing in the year 1993 shall be reinstated."*

The Purported Amendment alters the substance of the original Proposal in a number of ways. First, it applies only to the Company's "CEO and other Chief Executives of IBM," rather than the unspecified group of past, present and future IBM officers and directors who might otherwise be viewed as "responsible" for the reduced dividend payout from 1993 forward. Second, the Purported Amendment no longer seeks to ***reduce*** the pay of the multitude of officers and directors (past, present and future) allegedly "responsible" for the dividend cut back to 1993 levels. Instead, the Purported Amendment seeks for there to be ***no increases***, going forward, for "the CEO and other Chief Executives of IBM" until the dividend rate is reinstated to 1993 levels.

It is axiomatic that pay freezes to individuals holding specified positions *going forward* are substantively much different than pay reductions to 1993 levels for a host of unknown past, present and future officers and directors allegedly "responsible" for the dividend cut. As such,

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[1] As noted above, the Original Proposal is the subject of a separate no-action letter request from the undersigned dated November 26, 2004, which no-action letter request remains pending as of this date. The Company reaffirms its position on each argument made in that letter, none of which have been challenged ***in any way*** by the Proponent.

the Purported Amendment should be rejected as substantively different from the Original Proposal, and excluded as untimely filed under Rule 14a-8(e).

II. THE PROPONENT'S CURRENT ATTEMPT TO FURNISH A NEW PROPOSAL IN SUBSTITUTION FOR HIS ORIGINAL PROPOSAL WITHOUT CHALLENGING ANY OF THE POINTS IN THE COMPANY'S NOVEMBER 26, 2004 LETTER FURTHER BUTTRESSES OUR CLAIM THAT THE ORIGINAL PROPOSAL IS HOPELESSLY DEFECTIVE FOR THE REASONS OUTLINED IN THE COMPANY'S NOVEMBER 26, 2004 LETTER. THE COMPANY THEREFORE RENEWS ITS REQUEST FOR OMISSION OF THE ORIGINAL PROPOSAL FOR THE REASONS SET FORTH IN OUR NOVEMBER 26 LETTER.

We also wish to take this opportunity renew our request to exclude the Original Proposal for the reasons set forth in our November 26, 2004 letter requesting no-action relief. That letter outlined, in detail, the multiple defects in the Proponent's original submission, including, without limitation, our view that the Original Proposal was hopelessly vague and indefinite as well as materially false and misleading. IBM also continues to stand by each of our other arguments that the Original Proposal violates Rules 14a-8(i)(2), 14a-8(i)(6) and 14a-8(i)(7).

Indeed, in addition to the fact that the Proponent has now returned with a substantively different Proposal -- over six (6) weeks after receiving our November 26 submission -- we believe the Proponent's utter failure to rebut or otherwise comment upon any of the Company's arguments set forth in our November 26, 2004 letter further supports our assertions with respect to the defectiveness of the Original Proposal. As such, we again urge the staff to omit the Original Proposal for the reasons outlined in our November 26 letter.

III. REQUEST FOR STAFF WAIVER OF 80 DAY RULE.

The Company intends to file its 2005 proxy materials on or about March 7, 2005, which is less than 80 days from today. In accordance with Rule 14a-8(j)(1), since the Proponent just submitted the Purported Amendment, the Company submits that good cause exists for our filing of this letter less than 80 days prior to the filing of our proxy materials. We therefore respectfully request your advice that the staff will not recommend any enforcement action to the Commission if the instant submission is also omitted from IBM's proxy materials being prepared for the 2005 Annual Meeting pursuant to Rule 14a-8(e).

By copy of this letter, we are also advising the Proponent. If there are any questions relating to this request, please contact the undersigned at 914-499-6148, or by facsimile at 845-491-3203. Based on the timing of this request, we would appreciate receiving the staff responses to this letter, as well as the November 26, 2004 request for no-action relief via facsimile. The undersigned agrees to promptly forward to the Proponent any staff response which is sent to IBM via facsimile. Thank you for your interest and attention in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

cc: Mr. Fred S. Strauss
630 Fifth Avenue
Suite 2263
New York, NY 10111

Exhibit A

FRED S. STRAUSS
630 FIFTH AVENUE
SUITE 2263
NEW YORK, N.Y. 10111
TEL. 212-265-0808

January 10, 2005

Stuart S. Moskowitz
Senior Counsel
IBM CORP.
New Orchard Road
Armonk, New York 10504

Dear Mr. Moskowitz:

I am in receipt of your letter of November 26th.

I hereby amend my proposal to read as follows:

"There shall be no salary increases or bonuses or stock options granted to the CEO and other Chief Executives of IBM until such time that the rate of dividend as prevailing in the year 1993 shall be reinstated."

Sincerely yours,



Fred S. Strauss

FSS:lt

CC: Securities & Exchange Commission

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 2, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated November 26, 2004

The original proposal provides that "the officers and directors responsible" for IBM's reduced dividend payment have "their pay reduced to the level prevailing in 1993" when the change occurred. The revised proposal relates to compensation.

There appears to be some basis for your view that IBM may exclude the original proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the original proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission of the original proposal upon which IBM relies.

There appears to be some basis for your view that IBM may exclude the revised proposal under rule 14a-8(e)(2) because IBM received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the revised proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,



Sukjoon Richard Lee
Attorney-Advisor